The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 1, 2018.

Preliminary Pricing Supplement No. ELN-17 To Product Supplement No. I-G dated October 4, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 March 1, 2018
$ Equity-Linked Notes due March 9, 2023 Linked to the Performance of the Common Stock of Apple Inc.
•	The securities do not provide for the regular payment of interest.

•	If the securities have not been redeemed prior to maturity and the product of the Final Level and the Conversion Ratio is greater than $1,000, at maturity you will receive, for each $1,000 principal amount of securities, a cash payment equal to the Final Level multiplied by the Conversion Ratio. However, if the product of the Final Level and the Conversion Ratio is equal to or less than $1,000, you will receive, for each $1,000 principal amount of securities, a cash payment equal to $1,000.

•	We may redeem the securities, in whole but not in part, on any business day scheduled to occur on or after March 9, 2021 but prior to the Maturity Date. If we elect to redeem the securities, and if the product of the closing level of the Underlying on the Issuer Early Redemption Valuation Date and the Conversion Ratio is greater than $1,000, you will receive, for each $1,000 principal amount of securities, a cash payment equal to the closing level of the Underlying on the Issuer Early Redemption Valuation Date multiplied by the Conversion Ratio. However, if the product of the closing level of the Underlying on the Issuer Early Redemption Valuation Date and the Conversion Ratio is equal to or less than $1,000, you will receive, for each $1,000 principal amount of securities, a cash payment equal to $1,000.

•	Unless we have previously elected to redeem the securities, you may redeem your securities, in whole but not in part, on any business day scheduled to occur on or after March 9, 2021 but prior to the Maturity Date. If you elect to redeem the securities, you will receive, for each $1,000 principal amount of securities, a cash payment equal to the closing level of the Underlying on the Investor Early Redemption Valuation Date multiplied by the Conversion Ratio.

•	The Conversion Ratio reflects an implied premium over the closing level of the Underlying on the Trade Date, and the level of the Underlying must rise by an amount sufficient to offset such implied premium before you will begin to participate in any appreciation of the Underlying. For more information, see “Risk Factors—The securities will pay less than the full appreciation of the Underlying, if any” herein.

•	Senior unsecured obligations of Credit Suisse maturing March 9, 2023. Any payment on the securities is subject to our ability to meet our obligations as they become due.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

•	The securities are expected to price on or about March 2, 2018 (the “Trade Date”) and are expected to settle on or about March 8, 2018 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 7 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000	$	$
Total	$	$	$

(1) For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse Securities (USA) LLC (“CSSU”) is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $980 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

March , 2018

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau branch

Reference Share Issuer:	The issuer of the Underlying.

Underlying:	The securities are linked to the performance of the common stock of Apple Inc. The ticker symbol is AAPL UW <Equity>. For additional information on the Underlying, see “The Underlying” herein.

Reference Value:	On any trading day, the product of the closing level of the Underlying on such trading day and the Conversion Ratio.

Conversion Ratio:	The Conversion Ratio on any date is the product of (i) a number expected to be between 4.50 and 4.80 (to be determined on the Trade Date) and (ii) the share adjustment factor as of such date. The share adjustment factor is initially set equal to 1.0 on the Trade Date and is subject to adjustment as described under “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the relevant product supplement.

Issuer Early Redemption:	We may redeem the securities in whole, but not in part, by delivering notice to the trustee on a business day at least five business days and not more than ten business days prior to the date we designate as the Issuer Early Redemption Date (an “Issuer Early Redemption”). The redemption amount in respect of an Issuer Early Redemption per $1,000 principal amount of the securities on the Issuer Early Redemption Date will be as follows:
• if the Reference Value on the Issuer Early Redemption Valuation Date is greater than $1,000, the Reference Value on the Issuer Early Redemption Valuation Date.
• if the Reference Value on the Issuer Early Redemption Valuation Date is equal to or less than $1,000, $1,000.
No further payment will be made in respect of any securities following an Issuer Early Redemption. Any payment on the securities is subject to our ability to meet our obligations as they become due.

Issuer Early Redemption Valuation Date:	The Issuer Early Redemption Valuation Date will be the day on which we deliver notice to the trustee of an Issuer Early Redemption. For purposes of any accompanying product supplement, the Issuer Early Redemption Valuation Date shall be a “calculation date,” subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Issuer Early Redemption Date:	Any business day occurring on or after March 9, 2021 but prior to the Maturity Date, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Investor Early Redemption:	If the securities have not been previously redeemed and provided that we have not already delivered notice of Issuer Early Redemption to the trustee in respect of an Issuer Early Redemption, on any business day beginning on the third business day prior to March 9, 2021 to but excluding the fourth business day before the Maturity Date, you may elect to redeem your securities by following the instructions specified in this pricing supplement under “Investor Early Redemption Mechanics.” If you exercise your early redemption right, on the Investor Early Redemption Date you will receive a cash payment equal to the Reference Value on the Investor Early Redemption Valuation Date. No further payment will be made in respect of any securities following an Investor Early Redemption. Any payment on the securities is subject to our ability to meet our obligations as they become due.

Investor Early Redemption Valuation Date:	The Investor Early Redemption Valuation Date will be the day on which we receive your Irrevocable Notice of Redemption, or the next trading day if such notice is received after 11:00 a.m. (New York City time). For purposes of any accompanying product supplement, the Investor Early Redemption Valuation Date shall be a “calculation date,” subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” For additional information, see “Investor Early Redemption Mechanics” and the form of “Irrevocable Notice of Redemption” herein.

Investor Early Redemption Date:	The third business day following the applicable Investor Early Redemption Valuation Date, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Investor Early Redemption Mechanics:	To request redemption of your securities, you must instruct your broker or other person with whom you hold your securities to take the following steps through normal clearing system channels:
	•	Fill out the Irrevocable Notice of Redemption attached to this pricing supplement;
	•	Deliver your Irrevocable Notice of Redemption to us and The Bank of New York Mellon, as trustee, on any business day from and including the third business day prior to March 9, 2021 to but excluding the fourth business day before the Maturity Date; and
	•	Transfer your book entry interest in the securities to The Bank of New York Mellon, as trustee, on or before the Investor Early Redemption Date.
Different firms have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of securities, you should consult the participant through which you own your interest for the relevant deadline. Any Irrevocable Notice of Redemption will be irrevocable. In the event that we have elected to redeem the securities prior to receiving your Irrevocable Notice of Redemption or we receive your Irrevocable Notice of Redemption that does not satisfy the conditions stated herein, we will disregard such Irrevocable Notice of Redemption. Any question as to the validity of an Irrevocable Notice of Redemption or as to whether such notice has been properly and timely given will be determined by us in our sole discretion.

Redemption Amount:	If the securities have not been previously redeemed, at maturity, for each $1,000 principal amount of securities, the Redemption Amount will be:
	•	if the Reference Value on the Valuation Date is greater than $1,000, the Reference Value.
	•	if the Reference Value on the Valuation Date is equal to or less than $1,000, $1,000.
Any payment on the securities is subject to our ability to meet our obligations as they become due.

Adjustment for Ordinary Dividend:

The closing level of the Underlying will be adjusted to reflect any ordinary dividend on the Underlying that is different (higher or lower) than the Base Dividend.

If an ex-dividend date for the Underlying occurs in respect of an ordinary cash dividend during any calendar quarter that is different (higher or lower) than the Base Dividend, then, on the ex-dividend date, the share adjustment factor will be adjusted so that the new share adjustment factor will equal the product of (i) the prior share adjustment factor and (ii) a fraction, the numerator of which will be the current market price of the Underlying, and the denominator of which will be (x) the current market price of the Underlying minus (y) the ordinary dividend per share plus (z) the Base Dividend.

In the event that a dividend or other distribution is declared on any class of the Reference Share Issuer’s capital stock (or on the capital stock of any surviving entity or subsequent surviving entity of the Reference Share Issuer (a “reference issuer survivor”)) payable in shares of the Underlying (or the common stock of any reference issuer survivor) then, once the Underlying is trading ex-dividend, the share adjustment factor will be adjusted to equal the product of (i) the prior share adjustment factor and (ii) a fraction, the numerator of which will be the number of shares of the Underlying (or the common stock of any reference issuer survivor) outstanding on the trading day immediately preceding the ex-dividend date plus the number of shares constituting such distribution, and the denominator of which shall be the number of shares of the Underlying (or dividend or common stock of any reference issuer survivor) outstanding on the trading day immediately preceding the ex-dividend date.

A dividend or other distribution, other than an ordinary cash dividend, consisting exclusively of cash to all or substantially all holders of the Underlying will be deemed to be an extraordinary cash dividend. If an extraordinary cash dividend occurs, the share adjustment factor will be adjusted so that the new share adjustment factor equals the product of (i) the prior share adjustment factor and (ii) a fraction, the numerator of which will be the closing price of the Underlying on the trading day immediately preceding the ex-dividend date and (b) the denominator of which will be the closing price of the Underlying on the trading day immediately preceding the ex-dividend date minus the extraordinary cash dividend.

For the avoidance of doubt, the provisions set forth above shall supersede the provisions set forth in “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the relevant product supplement, as applicable.

Base Dividend:	$0.69 per calendar quarter

Final Level:	The closing level of the Underlying on the Valuation Date.

Events of Default and Acceleration:	In case an event of default (as described in the accompanying prospectus) with respect to any issuance of securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the securities will be determined by the calculation agent and will equal, for each security, the amount to be received on the Maturity Date, calculated as though the date of acceleration were the Valuation Date. For the avoidance of doubt, these provisions shall supersede the provisions set forth in “Description of the Securities—Events of default and acceleration” in any accompanying product supplement.

Valuation Date:	March 6, 2023, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Maturity Date:	March 9, 2023, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.

CUSIP/ISIN:	22542DFL9/US22542DFL91

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. I–G dated October 4, 2017:

https://www.sec.gov/Archives/edgar/data/1053092/000095010317009709/dp81337_424b2-psg.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Prohibition of Sales to EEA Retail Investors

The securities may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities offered so as to enable an investor to decide to purchase or subscribe the securities.

Hypothetical Redemption Amounts

The table and examples below illustrate, for a $1,000 investment in the securities, hypothetical Redemption Amounts payable at maturity for a hypothetical range of performance of the Underlying. The table and examples below assume (i) a hypothetical closing level of the Underlying on the Trade Date of $180, (ii) a Conversion Ratio of 4.50 per $1,000 principal amount of securities (the bottom of the expected range set forth in “Key Terms” herein), (iii) the securities have not been redeemed prior to maturity and (iv) a share adjustment factor of 1.0. The actual Conversion Ratio will be determined on the Trade Date. Under these assumptions, you will not be entitled to participate in any appreciation of the Underlying unless the level of the Underlying increases by at least 23.46% from the Trade Date to the Valuation Date.

The Redemption Amounts set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will depend on the Final Level. It is not possible to predict whether the securities will be redeemed. You should consider carefully whether the securities are suitable to your investment goals. Any payment on the securities is subject to our ability to meet our obligations as they become due. The numbers appearing in the tables and examples below have been rounded for ease of analysis.

Table: Hypothetical Redemption Amounts

Final Level	Percentage Change from the closing level of the Underlying on the Trade Date to the Final Level	Reference Value on the Valuation Date (Final Level × Conversion Ratio)	Return on the Securities	Redemption Amount
$360	100%	$1,620	62%	$1,620
$342	90%	$1,539	53.90%	$1,539
$324	80%	$1,458	45.80%	$1,458
$306	70%	$1,377	37.70%	$1,377
$288	60%	$1,296	29.60%	$1,296
$270	50%	$1,215	21.50%	$1,215
$252	40%	$1,134	13.40%	$1,134
$234	30%	$1,053	5.30%	$1,053
$222.22	23.46%	$1,000	0%	$1,000
$216	20%	$972	0%	$1,000
$198	10%	$891	0%	$1,000
$180	0%	$810	0%	$1,000
$162	−10%	$729	0%	$1,000
$144	−20%	$648	0%	$1,000
$126	−30%	$567	0%	$1,000
$108	−40%	$486	0%	$1,000
$90	−50%	$405	0%	$1,000
$72	−60%	$324	0%	$1,000
$54	−70%	$243	0%	$1,000
$36	−80%	$162	0%	$1,000
$18	−90%	$81	0%	$1,000
$0	−100%	$0	0%	$1,000

Examples:

The following examples illustrate how the Redemption Amount is calculated.

Example 1: The level of the Underlying increases by 70% from the Trade Date to the Valuation Date. The Reference Value is calculated as follows:

Reference Value	=	Conversion Ratio × Final Level
	=	4.50 × $306
	=	$1,377

Because the Reference Value is greater than $1,000, you will receive at maturity an amount equal to the Reference Value. The Redemption Amount will equal $1,377 for each $1,000 principal amount of securities. Because the level of the Underlying increases from the Trade Date to the Valuation Date by more than 23.46%, the Redemption Amount on the Valuation Date is greater than $1,000.

Example 2: The level of the Underlying increases by 10% from the Trade Date to the Valuation Date. The Reference Value is calculated as follows:

Reference Value	=	Conversion Ratio × Final Level
	=	4.50 × $198
	=	$891

Because the level of the Underlying increases from the Trade Date to the Valuation Date by less than 23.46%, the Reference Value is less than $1,000. Therefore, the Redemption Amount is equal to the principal amount. You will receive at maturity a payment in cash equal to $1,000 per $1,000 principal amount of securities.

Example 3: The level of the Underlying decreases by 50% from the Trade Date to the Valuation Date. The Reference Value is calculated as follows:

Reference Value	=	Conversion Ratio × Final Level
	=	4.50 × $90
	=	$405

Because the Reference Value is less than $1,000, the Redemption Amount is equal to the principal amount. You are entitled to receive at maturity a payment in cash equal to $1,000 per $1,000 principal amount of securities.

Although the Final Level is less than the closing level of the Underlying on the Trade Date, the Redemption Amount is equal to $1,000.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	THE SECURITIES WILL PAY LESS THAN THE FULL APPRECIATION OF THE UNDERLYING, IF ANY — If the level of the Underlying appreciates over the term of the securities, you will not participate in such appreciation until the Underlying has appreciated by an amount sufficient to offset an implied premium that will be determined on the Trade Date. This is because the Conversion Ratio reflects an implied premium over the closing level of the Underlying on the Trade Date. As a result, the return on your securities in the case of an increase in the level of the Underlying will not equal the return of a direct investment in the Underlying. For example, under the circumstances set forth in “Hypothetical Redemption Amounts,” the Underlying would need to appreciate by approximately 23.46% before you would begin to participate in any appreciation of the Underlying. Any payment on the securities is subject to our ability to meet our obligations as they become due.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities, and therefore, investors are subject to our credit risk. Any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE SECURITIES DO NOT PAY INTEREST — We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount at maturity is based on the performance of the Underlying. Because the Redemption Amount due at maturity may be less than the amount originally invested in the securities, the return on the securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE PROBABILITY THAT THE REFERENCE VALUE ON THE VALUATION DATE WILL BE GREATER THAN THE REFERENCE VALUE ON THE TRADE DATE BY LESS THAN THE IMPLIED PREMIUM WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Trade Date, the higher the expectation as of the Trade Date that the level of the Underlying will not appreciate by an amount sufficient to offset the implied premium (as described under “The securities will pay less than the full appreciation of the Underlying, if any” above), indicating a higher probability that you will not participate in any appreciation of the Underlying. The terms of the securities are set, in part, based on expectations about the volatility of the Underlying as of the Trade Date. The volatility of the Underlying can change significantly over the term of the securities. The level of the Underlying could fall sharply, which could result in a return of principal and no participation in any appreciation of the Underlying.

•	THE SECURITIES ARE SUBJECT TO A POTENTIAL ISSUER EARLY REDEMPTION — The securities are subject to a potential Issuer Early Redemption on any business day scheduled to occur on or after March 9, 2021, upon notice to the trustee on a business day at least five business days and not more than ten business days prior to the Issuer Early Redemption Date. Market events could affect our decision to redeem the securities. If we exercise the Issuer Early Redemption, you may not be able to invest in other securities with a similar level of risk that yield interest and, if the Reference Value on the Early Redemption Valuation Date is equal to or less than $1,000, you will not benefit from any appreciation of the Underlying.

•	NO AFFILIATION WITH THE REFERENCE SHARE ISSUER — We are not affiliated with the Reference Share Issuer. You should make your own investigation into the Underlying and the Reference Share Issuer. In connection with the offering of the securities, neither we nor our affiliates have participated in the preparation of any publicly available documents or made any due diligence inquiry with respect to the Reference Share Issuer.

•	HEDGING AND TRADING ACTIVITY — We or any of our affiliates may carry out hedging activities related to the securities, including in the Underlying or instruments related to the Underlying. We or our affiliates may also trade in the Underlying or instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the securities could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately nine months.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold shares of the Underlying. As a prospective purchaser of the securities, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date may be less than the Price to Public.” Therefore, in addition to the level of the Underlying on any trading day, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Underlying;

o	the time to maturity of the securities;

o	the dividend rate on the Underlying;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	events affecting companies engaged in the industry of the Reference Share Issuer;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Reference Share Issuer or markets generally and which may affect the level of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS IN THE UNDERLYING — Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying. The return on your investment is not the same as the total return based on a purchase of shares of the Underlying.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have any ownership interest or rights in the Underlying, such as voting rights or dividend payments. In addition, the issuer of the Underlying will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying and therefore, the value of the securities.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Underlying. However, an adjustment will not be required in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected. See “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the relevant product supplement.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Underlying

Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below.

According to its publicly available filings with the SEC, Apple Inc. designs, manufactures and markets mobile communication and media devices and personal computers, and sells a variety of related software, services, accessories, networking solutions and third-party digital content and applications. The common stock of Apple Inc. is listed on the Nasdaq Stock Market. Apple Inc.’s SEC file number is 001-36743 and can be accessed through www.sec.gov.

This pricing supplement relates only to the securities offered hereby and does not relate to the Underlying or other securities of the Reference Share Issuer. We have derived all disclosures contained in this pricing supplement regarding the Underlying and the Reference Share Issuer from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Share Issuer.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing level of the Underlying from January 2, 2013 through February 28, 2018. The closing level of the Underlying on February 28, 2018 was $178.12. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the securities. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the securities.

For additional information about the Underlying, see the information set forth under “The Underlying” herein.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.” The discussions below and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code.

In the opinion of our counsel, Davis Polk & Wardwell LLP, the securities will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “Material United States Federal Income Tax Considerations—U.S. Holders—Contingent Payment Debt Instruments,” and the remaining discussion assumes that this treatment of the securities is respected. If you are a U.S. Holder, you will be required to recognize interest income during the term of the securities at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the securities, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the securities. We are required to construct a “projected payment schedule” in respect of the securities representing a payment the amount and timing of which would produce a yield to maturity on the securities equal to the comparable yield. Assuming you hold the securities until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the securities mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the securities at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the securities prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the securities. Your adjusted tax basis will equal your purchase price for the securities, increased by interest previously included in income on the securities. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the security and as capital loss thereafter.

We will determine the comparable yield for the securities and will provide that comparable yield, and the projected payment schedule, in the final pricing supplement for the securities.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the securities.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities, you generally will not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “Material United States Federal Income Tax Considerations —Non-U.S. Holders Generally” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the securities.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an Internal Revenue Service (the “IRS”) notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the securities and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the securities should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the securities under Section 871(m) will be made as of the Trade Date for the securities and it is possible that the securities will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the securities are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the securities relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the securities.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. We may also agree to sell the securities to other agents that are parties to the distribution agreement. We refer to CSSU and other such agents as the “Agents.”

The distribution agreement provides that the Agents are obligated to purchase all of the securities if any are purchased.

The Agents propose to offer the securities at the offering price set forth on the cover page of this pricing supplement and will not receive a commission in connection with the distribution of the securities. If all of the securities are not sold at the initial offering price, the Agents may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

CSSU is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the securities more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Exhibit A

IRREVOCABLE NOTICE OF REDEMPTION

Dated:

Credit Suisse International, Calculation Agent
11 Madison Avenue
New York, NY 10010
Attn: Rose Lee

Email: rose.lee@credit-suisse.com

The Bank of New York Mellon
Institutional Trust Services
101 Barclay Street, 8W
New York, N.Y. 10286
Attn: Megan DeMarco
Fax: 412-234-7535

Ladies and Gentlemen:

The undersigned holder of the Equity Linked Notes due March 9, 2023 of Credit Suisse AG, acting through its Nassau branch (CUSIP No. 22542DFL9) (the “Securities”) hereby irrevocably elects to exercise an Investor Early Redemption with respect to the principal amount of Securities indicated below as of the day after receipt of this notice (or, if this letter is received after 11:00 a.m., as of the next trading day, subject to the occurrence of a market disruption event).

Terms not defined herein have the meanings given to such terms in the Product Supplement No. I-G dated October 4, 2017, Prospectus Supplement dated June 30, 2017, Prospectus dated June 30, 2017 and Pricing Supplement dated March 1, 2018 relating to the Securities. Please date and acknowledge receipt of this notice in the place provided below on the date of receipt and fax a copy to the fax number indicated, whereupon Credit Suisse AG will deliver the early redemption amount in accordance with the terms of the Securities.

The undersigned certifies to you that (i) it is, or is duly authorized to act for, the beneficial owner of the principal amount of Securities indicated below its signature (and attaches evidence of such ownership as provided by the undersigned’s position services department or the position services department of the entity through which the undersigned holds its Securities), (ii) it will cause the principal amount of Securities to be redeemed to be transferred to the Trustee on or before the Investor Early Redemption Date, and (iii) the principal amount of Securities to be redeemed pursuant to this notice is an integral multiple of $1,000.

Very truly yours,

Name of Holder

By:
Title:

$
Principal Amount of Securities to Be Surrendered (must be an integral multiple of $1,000)

Receipt of the Irrevocable Notice of Redemption
Is Hereby Acknowledged:

Credit Suisse AG, acting through its Nassau branch, as Issuer
By Credit Suisse International, as Calculation Agent

By:
Title:

Date and Time of Acknowledgement:

Credit Suisse